SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)
webMethods, Inc.
(Name of Subject Company)
webMethods, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108
(Common Stock)
(CUSIP Number of Class of Securities)

David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster LLP
1650 Tysons Blvd, Suite 400
McLean, Virginia 22102
(703) 760-7700
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment
Item 8 of the Schedule 14D-9 filed by webMethods, Inc. on April 18, 2007, is hereby amended and supplemented as follows:
      “The subsequent offering period of the Offer expired at 12:00 Midnight, New York City time, on Thursday, May 31, 2007. According to American Stock Transfer & Trust Company, the depositary for the Offer, 51,656,982 Shares were validly tendered in the initial and subsequent offering periods of the Offer (excluding shares that had previously been tendered pursuant to guaranteed delivery procedures and that were not actually delivered), representing approximately 90.2% of all outstanding Shares. Payment for all Shares that were tendered during the subsequent offering period will be made promptly.
The closing of the second step merger of the Purchaser with and into webMethods occurred on June 1, 2007. In connection with the Merger, each outstanding Share not tendered in the Offer (other than Shares held by Parent, webMethods or any of their respective subsidiaries, or shares held by stockholders who properly perfect appraisal rights under Delaware law) has been converted into the right to receive $9.15 per Share in cash, without interest, less any required withholding taxes. webMethods is the surviving corporation in the merger and has become a wholly-owned subsidiary of Parent.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 1, 2007.

By:	/s/ David Mitchell
	Name:	David Mitchell
	Title:	President and CEO